Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, Shineco, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Shineco, Inc. effective at the opening of the trading session on December 1, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on June 16, 2025.
On June 23, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On July 24, 2025, the hearing was held.
On July 24, 2025 the Panel reached a
decision and a Decision letter was issued on July 25, 2025.
The Company common stock was suspended on October 7, 2025.
The Company filed an appeal with the Nasdaq Listing and Hearing
Review Council (NLHRC) on July 28, 2025. The NLHRC issued its decision Brief on October 1, 2025 and stated the when the Company conducted the November 2024 reverse stock split (RSS), it either knew or should have known that Nasdaq had already proposed to adopt the Excessive Split Rule in August 2024.
One could reasonably expect a listed company with a history of frequent Bid Price Rule violations and RSS to have been aware of and attuned to this development, which was a matter of public record. Thus, the NLHRC did not agree with the Company that it conducted its RSS blind to the potential repercussions of doing so if it experienced yet another
Bid Price Rule deficiency over the subsequent year.
The Company argument lacked also merit that the Hearings Panel acted arbitrarily in delisting its securities while allowing other similarly situated companies securities to remain listed.
Although superficially, matters may seem analogous due to the companies involved having faced the same Listing Rule violations and having engaged in the same types of transactions to address those violations.
However, the facts and circumstances of each delisting are unique. Differences in the capital structures, compliance histories, and compliance plans of two companies may be very different and such differences may reasonably impact how Hearings
Panels deal with each company deficiency.
As already stated, the Council does not find the Panel decision erroneous.
The Panel decision is sustained.
This matter was not called for review by the Nasdaq Stock Market
Board of Directors regarding the Decision brief issued by the NLHRC dated October 1, 2025.
Staff determination to delist the Company common stock is final as of October 2, 2025.